   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 12, 1996


                                                      REGISTRATION NO. 333-13907

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3


                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933

                         ------------------------------

                                  PRONET INC.

             (Exact name of Registrant as specified in its charter)

             DELAWARE                                  75-1832168
   (State or other jurisdiction         (I.R.S. Employer Identification Number)
 of incorporation or organization)

                                6340 LBJ FREEWAY
                              DALLAS, TEXAS 75240
                                 (972) 687-2000
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)


           MARK A. SOLLS                Copies of all communications, including
 VICE PRESIDENT AND GENERAL COUNSEL                       all
          6340 LBJ FREEWAY              communications to the agent for service,
         DALLAS, TEXAS75240                        should be sent to:
           (972) 687-2000                          JEFFREY A. CHAPMAN
(Name, address, including zip code,                    MARK EARLY
           and telephone                         VINSON & ELKINS L.L.P.
  number, including area code, of              3700 TRAMMELL CROW CENTER
         agent for service)                         2001 ROSS AVENUE
                                                  DALLAS, TEXAS 75201
                                                     (214) 220-7700


                         ------------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement as determined in light of market conditions and other factors.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS

                                1,500,000 SHARES

                                     [LOGO]

                          COMMON STOCK, $.01 PAR VALUE

                                ---------------

    This Prospectus relates to the offering by the Selling Stockholders (the "Selling Stockholders") of up to an aggregate of 1,500,000 shares of Common Stock, par value $.01 per share ("Common Stock"), of ProNet Inc., a Delaware corporation ("ProNet" or the "Company"). The shares of Common Stock offered hereby (the "Offered Securities") were privately offered by the Company pursuant to acquisitions of paging businesses in a series of unrelated transactions that have occurred since January 1, 1996. See "Plan of Distribution" for information relating to such resales.


    SEE "RISK FACTORS" ON PAGE 8 FOR CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.


    The Offered Securities may be sold from time to time pursuant to this Prospectus by the Selling Stockholders. The Offered Securities may be sold by the Selling Stockholders in ordinary brokerage transactions, in transactions in which brokers solicit purchases, in negotiated transactions, or in a combination of such methods of sale, at market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated prices. See "Plan of Distribution." The distribution of the Offered Securities is not subject to any underwriting agreement. The Company will receive no part of the proceeds of sales from the offering by the Selling Stockholders. All expenses of registration incurred in connection with this offering are being borne by the Company, but all selling and other expenses incurred by the Selling Stockholders will be borne by such Selling Stockholders. None of the securities offered pursuant to this Prospectus have been registered prior to the filing of the Registration Statement of which this Prospectus is a part.


    The Common Stock is quoted on The Nasdaq Stock Market. The last reported sale price of the Common Stock on November 11, 1996, was $6.00.


                            ------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
           THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
              SECURITIES COMMISSION PASSED UPON THE ACCURACY
                    OR ADEQUACY OF THIS PROSPECTUS. ANY
                         REPRESENTATION TO THE CONTRARY
                          IS A CRIMINAL OFFENSE.

                            ------------------------


               The date of this Prospectus is November 12, 1996.

    THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON REQUEST FROM PRONET INC., 6340 LBJ FREEWAY, DALLAS, TEXAS 75240, ATTENTION: GENERAL COUNSEL (TELEPHONE (972) 687-2000). IN ORDER TO INSURE TIMELY DELIVERY OF THE DOCUMENTS, POTENTIAL INVESTORS SHOULD ALLOW FIVE BUSINESS DAYS FOR DELIVERY. SEE "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE."

                             AVAILABLE INFORMATION

    No person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus. If given or made, such representations must not be relied upon as having been authorized by the Company or any Selling Stockholder. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such State.

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 West Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained by mail from the Public Reference Branch of the Commission at 450 West Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports, proxy statements and other information concerning the Company are also available for inspection at the offices of the Nasdaq National Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

    The Company has filed with the Commission a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which were omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    The following documents filed by the Company with the Commission are incorporated herein by reference:

    (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1995;

    (ii) Current Report on Form 8-K filed January 16, 1996;

   (iii) Current Report on Form 8-K filed April 4, 1996;

    (iv) Current Report on Form 8-K filed May 6, 1996; provided however, that the financial statements of Ventures In Paging L.C. included in such Current Report are not incorporated herein by this reference and are not made a part of this Prospectus or the Registration Statement of which it is a part;

    (v) Current Report on Form 8-K filed May 29, 1996;

    (vi) Current Report on Form 8-K filed June 4, 1996;

   (vii) Current Report on Form 8-K filed July 12, 1996;

  (viii) Current Report on Form 8-K filed October 10, 1996;

    (ix) Annual Report on Form 10-K/A for the fiscal year ended December 31,
         1995;

    (x) Quarterly Report on Form 10-Q for the quarter ended March 31, 1996;

    (xi) Quarterly Report on Form 10-Q for the quarter ended June 30, 1996;

   (xii) The description of the Company's Common Stock contained in Item 1 of the Registration Statement on Form 8-A dated July 15, 1987, as amended by Form 8-A/A dated April 19, 1995; and

  (xiii) The description of the Company's Series A Junior Participating Preferred Stock contained in Item 1 of the Registration Statement on Form 8-A dated April 7, 1995.

    All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the securities offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents which are incorporated by reference herein, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Mark A. Solls, Vice President, General Counsel and Secretary, at the Company's principal executive offices.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED HEREIN BY REFERENCE. UNLESS THE CONTEXT OTHERWISE REQUIRES, REFERENCES IN THIS PROSPECTUS TO "PRONET" AND THE "COMPANY" REFER TO PRONET INC. AND ITS CONSOLIDATED SUBSIDIARIES.

                                  THE COMPANY


    ProNet is one of the fastest growing providers of wireless messaging services in the United States. The Company's subscriber base has grown through both acquisitions and internal growth at annual rates of 14%, 172% and 142% in 1993, 1994 and 1995, respectively. Over this time period, the Company has migrated its business focus from serving primarily the healthcare industry to broader commercial and retail markets. Since March 1, 1994, the Company has completed 21 acquisitions, adding 750,200 subscribers. Additionally, the Company has focused on and generated internal growth in its paging subscriber base of 36% and 32% for the 12 months ended December 31, 1995 and June 30, 1996, respectively. The Company is currently one of the seven largest publicly traded paging companies in the United States, with approximately 1.1 million subscribers at June 30, 1996.


    The Company currently offers local, regional and nationwide paging services in 25 states covering 75% of the population of the United States. The Company has focused its business development around five geographic regions serviced by communication "SuperCenters" which are located in Charlotte, Chicago, Houston, Los Angeles and New York. This geographically concentrated operating and expansion strategy allows the Company to develop regional critical mass, undertake cost-effective incremental expansion and selectively access markets which feature the size, growth rates, demographic groups, types of businesses and competitive dynamics that indicate significant potential demand for the Company's current and future products and services. In addition, by developing a heavy concentration of subscribers in each geographic region, the Company is able to maintain one of the lowest cost operating structures in the paging industry.

    The Company believes that it has solidified its position as one of the leading wireless messaging providers in the United States with the acquisition in July 1996 of a nationwide, one-way paging license on the 931.9125 MHZ frequency covering the United States and Canada from Motorola, Inc. (the "Nationwide License") which enhances and augments the Company's SuperCenter expansion strategy. The acquisition of the Nationwide License provides the Company with the ability to use an exclusive nationwide frequency as a platform to expand on a cost-effective basis into attractive markets within and contiguous to the Company's SuperCenters. The Nationwide License will also position the Company to develop regional and national distribution alliances with a variety of other communications service providers. In addition, the Nationwide License will allow the Company the flexibility to focus on acquisition candidates that offer distribution enhancements, economies of scale and market expansion opportunities rather than acquisitions that would supplement the Company's spectrum resources.

    The Company's strategy seeks to capitalize on the critical mass of subscribers, broad spectrum resources, distribution capabilities and marketing expertise that the Company has built since the initiation of its three-phase growth plan in 1993. The objective of the Company's strategy is to enhance the Company's position as a leading provider of wireless messaging services and to accelerate the Company's growth in subscribers and cash flow. Key elements of the Company's strategy include (i) focusing the Company's operations on, and expanding the business around, specific geographic regions anchored by the Company's five operational SuperCenters, (ii) selectively acquiring additional companies in SuperCenter regions that have complementary operations to those already existing in the market, (iii) selectively acquiring companies in areas contiguous to SuperCenter regions that provide a more cost-effective method of market entry than launching a start-up operation, (iv) increasing penetration of selected distribution channels, primarily reseller and retail, through the development of innovative marketing programs,

(v) offering a variety of enhanced wireless products and services, including new products and services, such as narrowband PCS, as they become available, and
(vi) selectively expanding the Company's senior management team and focusing on the ongoing training and career development of its managers and employees.

    Certain statements contained in this Prospectus are not based on historical facts, but are forward-looking statements that are based upon numerous assumptions about future conditions that could prove not to be accurate. Actual events and results may materially differ from the anticipated results described in such statements. The Company's ability to achieve such results is subject to certain risks and uncertainties. Such risks and uncertainties include, but are not limited to, the existence of demand for and acceptance of the Company's products and services, the availability of appropriate candidates for acquisition by the Company, economic conditions, the impact of competition and pricing, results of financing efforts and other factors affecting the Company's business that are beyond the Company's control, including but not limited to the matters described under the caption "Risk Factors."

    The Company was incorporated under Delaware law in 1982. The Company's principal executive office is located at 6340 LBJ Freeway, Dallas, Texas 75240 and its telephone number is (972) 687-2000.

                             SUMMARY FINANCIAL DATA

    The following table presents summary financial data for the Company as of the dates and for the periods indicated. The summary financial data for the years ended December 31, 1991, 1992, 1993, 1994 and 1995 were derived from the audited consolidated financial statements of the Company. The summary financial data as of June 30, 1996 and for the six-month periods ended June 30, 1995 and 1996 have been derived from unaudited financial statements incorporated by reference herein. In the opinion of management, all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation have been made. The results of operations for the six months ended June 30, 1996 are not necessarily indicative of the results for the full 1996 fiscal year. The pro forma financial information does not purport to represent what the results of operations or financial position would have been had the Acquisitions (as defined) occurred on the dates indicated or for any future period or date. The following information should be read in conjunction with the Company's pro forma condensed consolidated financial statements and the consolidated financial statements and related notes thereto incorporated by reference herein.

                                                           YEARS ENDED DECEMBER 31,                         SIX MONTHS ENDED
                                      ------------------------------------------------------------------        JUNE 30,
                                                                                             (UNAUDITED)  --------------------
                                                                                              PRO FORMA              (UNAUDITED)
                                        1991       1992       1993       1994       1995      1995 (1)      1995       1996
                                      ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
                                                (IN THOUSANDS, EXCEPT PERCENTAGE, RATIO, UNIT AND PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
  Service revenues (2)..............  $  15,084  $  16,845  $  19,234  $  33,079  $  56,108   $  94,049   $  23,892  $  41,942
  Product sales (3).................      1,466      1,855      2,040      6,639     10,036      17,133       4,669      7,035
                                      ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
    Total revenues..................     16,550     18,700     21,274     39,718     66,144     111,182      28,561     48,977
  Depreciation and amortization
    expense.........................      3,748      4,077      4,656      8,574     18,662      30,360       6,461     17,132
  Operating income (loss)...........      1,223      1,834      2,732      3,189       (270)     (1,987)      1,399    (12,738)
  Interest expense..................        425        310        292      1,774      8,640      17,283       1,894      7,646
  Income (loss) before extraordinary
    item (4)........................        794      1,754      1,574        693     (7,697)    (17,703)       (335)   (20,270)
  Net income (loss) (4).............      1,312      1,754      1,574        693     (7,697)    (17,703)       (335)   (20,270)
NET INCOME (LOSS) PER SHARE:
  Before extraordinary item.........       0.20       0.43       0.40       0.16      (1.23)      (1.54)      (0.05)     (2.65)
  Net income (loss).................       0.33       0.43       0.40       0.16      (1.23)      (1.54)      (0.05)     (2.65)
OTHER DATA:
  Pagers in service at end of
    period..........................    103,157    114,356    130,000    353,830    856,302   1,051,802     636,701  1,107,444
  TracPacs in service at end of
    period..........................     13,846     19,210     25,841     27,595     27,548      27,548      27,015     29,329
  Pagers in service per employee
    (5).............................        570        880      1,000      1,325      1,619       1,370       1,667      1,569
  ARPU-Paging (6)...................  $   10.64  $   10.48  $   10.23  $    8.51  $    6.57   $    7.03   $    7.14  $    6.09
  ARPU-TracPac (7)..................      15.00      14.75      15.90      16.52      15.90       15.90       16.18      15.85
  Operating, selling, general and
    administrative costs per paging
    subscriber (8)..................       6.82       7.80       7.91       5.08       4.78        5.00        4.52       4.43
  Cash flow (deficit) from operating
    activities (9)..................      3,493      6,720      7,144      9,821     12,298      13,990       3,909     (4,316)
  EBITDA (10).......................      4,971      5,911      7,388     11,763     18,392      28,373       7,860     11,768
  EBITDA margin (11)................        32%        34%        36%        36%        32%         30%         33%        27%
  Capital expenditures (12).........  $   4,193  $   5,523  $   5,497  $   5,777  $  17,528   $  22,141   $   3,154  $  10,519
  Ratio of total debt to EBITDA
    (13)............................       1.0x       0.6x       0.5x       0.9x       6.4x        4.9x        7.3x       5.2x
  Ratio of EBITDA to interest
    expense.........................       11.7       19.1       25.3        6.6        2.1         1.6         4.1        1.5


                                      PRO FORMA
                                      1996 (1)
                                      ---------

STATEMENT OF OPERATIONS DATA:
  Service revenues (2)..............  $  47,512
  Product sales (3).................      7,917
                                      ---------
    Total revenues..................     55,429
  Depreciation and amortization
    expense.........................     18,930
  Operating income (loss)...........    (13,387)
  Interest expense..................      8,477
  Income (loss) before extraordinary
    item (4)........................    (21,724)
  Net income (loss) (4).............    (21,724)
NET INCOME (LOSS) PER SHARE:
  Before extraordinary item.........      (1.83)
  Net income (loss).................      (1.83)
OTHER DATA:
  Pagers in service at end of
    period..........................  1,178,444
  TracPacs in service at end of
    period..........................     29,329
  Pagers in service per employee
    (5).............................      1,484
  ARPU-Paging (6)...................  $    6.11
  ARPU-TracPac (7)..................      15.85
  Operating, selling, general and
    administrative costs per paging
    subscriber (8)..................       4.85
  Cash flow (deficit) from operating
    activities (9)..................     (3,972)
  EBITDA (10).......................     12,917
  EBITDA margin (11)................        27%
  Capital expenditures (12).........  $  11,201
  Ratio of total debt to EBITDA
    (13)............................       5.3x
  Ratio of EBITDA to interest
    expense.........................        1.5

                                                                                                   AS OF JUNE 30, 1996
                                                                                                 ------------------------
                                                           AS OF DECEMBER 31,                          (UNAUDITED)
                                          -----------------------------------------------------             PRO FORMA AS
                                            1991       1992       1993       1994       1995      ACTUAL    ADJUSTED (14)
                                          ---------  ---------  ---------  ---------  ---------  ---------  -------------
                                                                          (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents.............  $     370  $     131  $     530  $     666  $  10,154  $  29,556    $  29,556
  Working capital (deficit).............      2,402      1,130        812     (3,119)     3,242     32,599       33,589
  Total assets..........................     26,599     28,128     30,296     73,273    186,969    267,752      296,916
  Total debt............................      4,735      3,460      3,903     10,450    117,814    115,847      137,448
  Total liabilities.....................      8,397      8,325      9,937     23,038    137,413    131,367      153,794
  Total stockholders' equity............     18,202     19,803     20,359     50,235     49,556    136,385      143,122

------------------------------


(1) Gives effect to (a) the acquisition of Metropolitan Houston Paging Services, Inc. ("Metropolitan"), Apple Communication, Inc. ("Apple"), Cobbwells, Inc. dba Page One ("Page One"), Total Communication Services, Inc. ("Total"), A.G.R. Electronics, Inc. and affiliates ("AGR"), William Metro Communications Corp. and affiliates ("Williams") and Georgialina Communication Company and affiliates ("Georgialina"), and the acquisition of the paging assets of Carrier Paging Systems, Inc. ("Carrier"), Signet Paging of Charlotte, Inc. ("Signet Charlotte"), All City Communication Company, Inc. ("All City"), Americom Paging Corporation ("Americom"), Gold Coast Paging, Inc. ("Gold Coast"), Lewis Paging, Inc. ("Lewis"), Paging & Cellular of Texas, a Sole Proprietorship ("Paging & Cellular"), Sun Paging Communications ("Sun"), and SigNet Paging of Raleigh, Inc. ("SigNet Raleigh" and, together with Metropolitan, Apple, Page One, Total, AGR, Williams, Carrier, Signet Charlotte, All City, Americom, Gold Coast, Lewis, Paging & Cellular, Sun and Georgialina, the "Completed Acquisitions") and (b) the acquisition of the Paging Divisions of Pac-West Telecomm, Inc. and Subsidiary ("PacWest" or the "Pending Acquisition") as if they had occurred at the beginning of the period presented. The Completed Acquisitions and the Pending Acquisition are collectively referred to as the "Acquisitions."


(2) Service revenues consist of fixed monthly, quarterly, annual and bi-annual service and leasing fees.

(3) Product sales include pager and paging equipment sales and other security systems' income.

(4) In June 1996, nonrecurring charges of $7.4 million were incurred by the Company. These charges represent nonrecurring costs related to the terminated merger with Teletouch Communications, Inc. and related planned financing, consisting primarily of underwriting, advisory, legal and accounting fees and merger financing costs.

(5) Calculated by dividing pagers in service at the end of each period by the number of employees at the end of such period presented. This calculation excludes employees directly related to the security systems' business.

(6) ARPU-Paging (average revenue per paging unit) is calculated by dividing paging systems' average monthly service revenues for the last quarter in the period by the number of pagers in service at the beginning of such months.

(7) ARPU-TracPac (average revenue per TracPac unit) is calculated by dividing security systems' service revenues for the last month in the period by the number of TracPacs in service at the beginning of such month.

(8) Calculated by dividing the sum of the cost of pager lease and access fees and selling, general and administrative expenses for the last month in the period by the number of pagers in service at the beginning of such month.

(9) Cash flow from operating activities is derived from the statement of cash flows and differs from EBITDA (as defined below) primarily due to interest expense, changes in working capital and nonrecurring charges.

(10) EBITDA is earnings before other income (expense), taxes, depreciation and amortization and nonrecurring charges. Other income (expense) consists primarily of interest expense. EBITDA does not represent cash flows as defined by generally accepted accounting principles and does not necessarily indicate that cash flows are sufficient to fund all of the Company's cash needs. EBITDA should not be considered in isolation or as a substitute for net income, cash from operating activities or other measures of liquidity determined in accordance with generally accepted accounting principles.

(11) Calculated by dividing EBITDA by the remainder of total revenues less cost of products sold for the period presented.

(12) Excludes acquisition costs.

(13) Calculated by dividing total debt at the end of the period by EBITDA for the 12 months ended on the last day of the period, except for the pro forma ratio for the six months ended June 30, 1996, which is based on annualized EBITDA.

(14) Gives effect to the acquisitions of PacWest and Georgialina as if they had occurred on June 30, 1996.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY BY EACH PROSPECTIVE PURCHASER OF COMMON STOCK.

ACQUISITION AND GROWTH STRATEGY


    The Company intends to continue to pursue an aggressive acquisition strategy. Since January 1, 1994, the Company has purchased 21 paging operations. No assurances can be given that further suitable acquisition candidates can be found or purchased on favorable terms. Moreover, there can be no assurance that the Company will be able to integrate the paging operations of each of the acquired companies successfully. If the Company is not successful in integrating such paging operations, the business of the Company may be adversely affected. In addition, integration of new acquisitions may, at least in the short term, have an adverse impact upon the Company's operations.


HIGH DEGREE OF LEVERAGE; RESTRICTIONS IMPOSED BY LENDERS

    The Company is highly leveraged. At June 30, 1996, the Company had approximately $116 million of debt outstanding and the Company's long-term debt as a percentage of total capitalization was 46%.

    The Company's high degree of leverage will have important consequences to the Company, including the following: (i) the ability of the Company to obtain additional financing in the future for acquisitions, working capital, capital expenditures or other purposes, should it need to do so, may be impaired; (ii) a substantial portion of the Company's cash flow from operations will be required to be dedicated to the payment of the Company's interest expense, which will reduce the funds available to the Company for its operations and future business opportunities; (iii) the Company may be more highly leveraged than some of its competitors, which may place it at a competitive disadvantage; and (iv) the Company's high degree of leverage may make it more vulnerable to a downturn in its business or the economy generally.

    The Company's credit facility and the indenture governing the Company's senior subordinated notes contain financial and operating covenants including, among other things, requirements that the Company maintain certain financial ratios and satisfy certain financial tests which may limit the Company's ability to incur other indebtedness, pay dividends, engage in transactions with affiliates, sell assets and engage in mergers and consolidations and other acquisitions. If the Company fails to comply with these covenants, the lenders will be able to accelerate the maturity of the applicable indebtedness.


LITIGATION.



    The Company, its directors, and certain of its officers are defendants in eight separate actions brought in the United States District Court for the Northern District of Texas and the District Courts of Dallas County, Texas. The actions pending in federal court are captioned: WERNER V. PRONET INC., ET AL., No. 3-96CV1795-P; BLUM V. PRONET INC., ET AL., No. 3-96CV1845-R; MOLINA V. PRONET INC., ET AL., No. 3-96CV1972-R; SMITH, ET AL. V. LEHMAN BROTHERS, ET AL., No. 3-96CV2116-H; L.L. CAPITAL PARTNERS L.P. V. PRONET INC., ET AL., No. 3-96-CV-02197-D. The actions pending in state court are captioned: DENNIS V. PRONET INC., ET AL., NO. 96-06509; GREENFIELD V. PRONET INC., ET AL., No. 96-06782-B; and DRUCKER V. PRONET INC., No. 96-06786-L.



    Each of these cases purports to be a class action on behalf of a class of purchasers of the Company's Common Stock. The actions, taken as a group, allege that the Company violated the Securities Act, the Exchange Act (and Rule 10b-5 thereunder), and certain state statutes and common law doctrines. All of the actions were filed after the price of the Company's Common Stock decreased in June 1996. Certain of the actions pertain to an alleged class of plaintiffs who purchased shares in the Company's $100 million public offering of Common Stock, which closed on June 5, 1996. Other actions purport to include claims on behalf of all purchasers of the Company's Common Stock during an alleged class period. The state cases have been consolidated into a single action. The federal actions are subject to pending motions requesting the appointment of lead plaintiffs, as that term is used in the Private Securities Reform Act of 1995, and requesting that the court consolidate the various federal actions into two separate consolidated actions, depending upon the nature of the claims raised.



    The Company will vigorously defend the actions. The Company anticipates that the plaintiffs will claim substantial damages. Because these cases have recently been filed, the Company cannot predict the amount of damages, if any. The final outcome of the issues that are the subject of these actions could have a material adverse effect on the Company's results of operations in 1996 and in the future.


FUTURE PROFITABILITY

    The Company was profitable in 1991, 1992, 1993 and 1994. However, due to the incurrence of significantly greater depreciation, amortization and interest expenses in 1995 as a result of the Company's recent acquisitions of commercial paging companies and the offering of the Company's senior subordinated notes, the Company was not profitable in 1995 or the first half of 1996. Such increased expenses may continue, and, if continued, will reduce net income and may contribute to the Company's incurrence of losses in future periods. No assurances can be given that the Company will achieve profitability in the future. See "Summary Financial Data."

SUBSCRIBER TURNOVER


    The results of operations of paging service providers such as the Company may be significantly affected by subscriber cancellations. In order to realize net growth in pagers in service, disconnected users must be replaced and additional users must be added. However, the sales and marketing costs associated with attracting new subscribers are substantial relative to the costs of providing service to existing customers. Although the Company's current disconnect rate is in line with the industry average, it may experience a higher disconnect rate in the future among small businesses and individual consumers, and there can be no assurance that the Company will not experience an increase in its subscriber cancellation rate which may adversely affect the Company's operating results.


COMPETITION AND TECHNOLOGICAL CHANGE

    The Company faces direct competition in all of its paging markets. Competition for subscribers to the Company's paging services in most geographic markets is based primarily on the price and quality of services offered and the geographic area covered. Some of the Company's competitors, which include certain national and regional paging companies and Regional Bell Operating Companies, possess greater financial and other resources than the Company. There can be no assurance that additional competitors will not enter markets served by the Company or that the Company will be able to continue to compete successfully. In addition, the telecommunications industry is characterized by rapid technological change. Future technological advances in the industry may result in the availability of new services or products that could compete directly with the services and products being provided or developed by the Company. Recent and proposed regulatory changes by the Federal Communications Commission (the "FCC") are aimed at encouraging such new services and products. Moreover, changes in technology could lower the cost of competitive services and products to a level at which the Company's services and products would become less competitive or the Company would be required to reduce the prices of its services and products. There can be no assurance that the Company will be able to develop or introduce new services and products to remain competitive or that the Company will not be adversely affected in the event of such technological developments.

GOVERNMENT REGULATION

    The paging industry is subject to regulation by the FCC and, depending on the jurisdiction, may be regulated by state regulatory agencies. There can be no assurance that either the FCC or those state agencies having jurisdiction over the Company's business will not adopt regulations or take other actions that would adversely affect the business of the Company.

RELIANCE ON SELECT GROUP OF EXECUTIVES

    The Company believes that its success will depend to a significant extent on the efforts and abilities of a relatively small group of executive personnel. The loss of services of one or more of these key executives could adversely affect the Company. The Company does not maintain "key man" life insurance policies on its executives. However, the Company has entered into three-year employment agreements with Jackie R. Kimzey, the Company's Chairman and Chief Executive Officer, and David J. Vucina, the Company's President and Chief Operating Officer.

                              SELLING STOCKHOLDERS


    The following table sets forth the name of each Selling Stockholder and relationship, if any, with the Company and (i) the number of shares of Common Stock owned by each Selling Stockholder as of November 11, 1996, (assuming no shares have been sold under this Prospectus as of such date), (ii) the maximum number of shares of Common Stock which may be offered for the account of such Selling Stockholder under the Prospectus, and (iii) the amount and percentage of Common Stock to be owned by the Selling Stockholder after the completion of the Offering assuming the sale of all the Common Stock which may be offered hereunder.


                                                                               MAXIMUM
                                                                  SHARES      NUMBER OF     AMOUNT AND PERCENTAGE
                                                                   OWNED    SHARES WHICH    OF COMMON STOCK OWNED
                                                                 PRIOR TO    MAY BE SOLD    AFTER THE OFFERING(1)
NAME OF SELLING HOLDER AND RELATIONSHIP TO COMPANY               OFFERING     HEREUNDER          AMOUNT - %
---------------------------------------------------------------  ---------  -------------  -----------------------
Bay Alarm Company..............................................    433,971      433,971              --
William E. Koch................................................    386,821      386,821              --
John K. LaRue..................................................     76,979       76,979              --

------------------------

(1) Assumes the sale of all shares of Common Stock registered hereunder, although none of the Selling Stockholders are under any obligation known to the Company to sell any shares of Common Stock.

(2) The shares of Common Stock to be held by such Selling Stockholder will be acquired by such Selling Stockholder in connection with the sale of its paging business to the Company. The number of shares to be issued in connection with such sales is subject to adjustment in certain circumstances and such shares may also be subject to certain rights to indemnification on the part of the Company. As a result, it is not possible to determine the number of such shares that ultimately will be available for sale hereunder.


    The Company will pay the expenses of registering the shares of Common Stock being sold hereunder which are estimated to be approximately $54,000.


                              PLAN OF DISTRIBUTION

    The Offered Securities were issued to the Selling Stockholders in connection with the acquisition by the Company of the various paging businesses of the Selling Stockholders in a series of separate transactions. The Offered Securities may be sold from time to time by the Selling Stockholders. The Selling Stockholders may from time to time sell all or a portion of the Offered Securities in transactions on The Nasdaq Stock Market, in the over-the-counter market, in negotiated transactions, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices; provided, that such transactions will not include an underwritten public offering. The Offered Securities may be sold directly or through broker-dealers. If shares of Common Stock are sold through broker-dealers, the Selling Stockholders may pay brokerage commissions and charges. The methods by which the Offered Securities may be sold include (a) a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this Prospectus; (c) exchange distributions and/or secondary distributions in accordance with the rules of The Nasdaq Stock Market;
(d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (e) privately negotiated transactions.

    Pursuant to the provisions of various Registration Rights Agreements entered into by and between the Company and each of the Selling Stockholders, the Selling Stockholders will pay their costs and expenses of selling the shares of Common Stock offered hereunder, including commissions and discounts of underwriters, brokers, dealers, or agents, and the Company has agreed to pay the costs and expenses incident to its registration and qualification of the Common Stock offered hereby, including registration and filing fees. In addition, the Company has agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities arising under the Securities Act.

    The Selling Stockholders and any broker-dealer participating in the distribution of the Offered Securities may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit and any commissions paid or any discounts or concessions allowed to any such broker-dealer may be deemed to be underwriting discounts and commissions under the Securities Act. The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of shares of Common Stock against certain liabilities, including liabilities under the Securities Act.

    There can be no assurances that the Selling Stockholders will sell any or all of the shares of Common Stock offered by them hereunder.

                             VALIDITY OF SECURITIES

    The validity of the shares of Common Stock will be passed upon by Vinson & Elkins L.L.P., Dallas, Texas.

                                    EXPERTS

    The consolidated financial statements of ProNet Inc. for the three years ended December 31, 1995, appearing in ProNet Inc.'s Annual Report on Form 10-K have been audited by Ernst & Young LLP, independent auditors, as indicated in their report thereon included therein. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    The financial statements of Paging and Cellular of Texas (a sole proprietorship) and Sun Paging Communications appearing in one of the documents incorporated herein by reference to the extent and for the periods indicated in their reports have been audited by KPMG Peat Marwick LLP, independent auditors, as indicated in their reports incorporated by reference herein in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

    The financial statements of Apple Communication, Inc., SigNet Paging of Raleigh, Inc., and Cobbwells, Inc. dba Page One Messaging Services appearing in the Form 8-K dated January 16, 1996, and the financial statements of the Paging Divisions of Pac-West Telecomm, Inc. and Subsidiary appearing in the Form 8-K dated October 10, 1996, both of which are incorporated herein by reference to the extent and for the periods indicated in their reports have been audited by Ernst & Young LLP, independent auditors, as indicated in their reports incorporated by reference. Such financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, BY ANY SELLING STOCKHOLDER OR UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----

AVAILABLE INFORMATION..........................           2

INCORPORATION OF CERTAIN INFORMATION BY
  REFERENCE....................................           2

PROSPECTUS SUMMARY.............................           4

SUMMARY FINANCIAL DATA.........................           6

RISK FACTORS...................................           8

SELLING STOCKHOLDERS...........................          10

PLAN OF DISTRIBUTION...........................          10

VALIDITY OF SECURITIES.........................          11

EXPERTS........................................          11

                                1,500,000 SHARES

                                      defg

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------


                               November 12, 1996


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The expenses, all of which will be paid by the Registrant, in connection with the registration of Common Stock offered hereby, other than commissions, are as follows:


SEC Registration Fee............................................  $3,238.31
NASDAQ Listing Fee..............................................  17,500.00
Printing and Engraving Expenses.................................   3,000.00*
Legal Fees and Expenses.........................................   8,000.00
Accounting Fees and Expenses....................................  20,000.00*
"Blue Sky" Fees and Expenses....................................     500.00*
Transfer Agent and Registrar Fees...............................   1,000.00*
Miscellaneous...................................................   1,000.00*
                                                                  ---------
  Total.........................................................  $54,238.31*
                                                                  ---------
                                                                  ---------


------------------------


*Estimated amount.


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Article Six of the Restated Certificate of Incorporation of the Registrant provides that the Registrant shall indemnify its directors and officers to the maximum extent allowed by the Delaware General Corporation Law. Pursuant to
Section 145 of the Delaware General Corporation Law, the Registrant generally has the power to indemnify its present and former directors and officers against expenses and liabilities incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in those positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the Registrant, and with respect to any criminal action, so long as they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in the right of the Registrant, however, indemnification is generally limited to attorneys' fees and other expenses and is not available if the person is adjudged to be liable to the Registrant, unless the court determines that indemnification is appropriate. The statute expressly provides that the power to indemnify authorized thereby is not exclusive of any rights granted under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Registrant also has the power to purchase and maintain insurance for its directors and officers and has recently obtained such insurance.

    The preceding discussion of the Registrant's Restated Certificate of Incorporation and Section 145 of the Delaware General Corporation Law is not intended to be exhaustive and is qualified in its entirety by the Restated Certificate of Incorporation and Section 145 of the Delaware General Corporation Law.

    The Registrant has entered into indemnity agreements with the Registrant's directors and officers. Pursuant to such agreements, the Registrant will, to the extent permitted by applicable law, indemnify such persons against all expenses, judgments, fines and penalties incurred in connection with the defense or settlement of any actions brought against them by reason of the fact that they were directors or officers of the Registrant or assumed certain responsibilities at the direction of the Registrant.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


  EXHIBIT
  NUMBER                                                      DESCRIPTION OF EXHIBITS
-----------             ----------------------------------------------------------------------------------------------------
       4.1   --         Indenture, dated as of June 15, 1995, between the Registrant and First Interstate Bank of Texas,
                          N.A., as Trustee (filed as an exhibit to the Registrant's Current Report on Form 8-K, dated July
                          5, 1995, and incorporated herein by reference).

       4.2   --         Registration Rights Agreement, dated as of June 15, 1995, between the Registrant, Lehman Brothers,
                          Inc., Alex. Brown & Sons Incorporated and Paine Webber Incorporated (filed as an exhibit to the
                          Registrant's Registration Statement on Form S-4 (File No. 33-60925) filed July 7, 1995, and incorporated herein by reference).

       4.3   --         Rights Agreement, dated as of April 5, 1995, between the Registrant and Chemical Shareholder
                          Services Group, Inc., as Rights Agent, specifying the terms of the rights to purchase the
                          Registrant's Series A Junior Participating Preferred Stock, and the exhibits thereto (filed as an exhibit to the Registrant's Registration Statement on Form 8-A dated April 7, 1995, and incorporated herein by reference).

       5.1   --         Opinion of Vinson & Elkins L.L.P.*

      23.1   --         Consent of Vinson & Elkins L.L.P. (set forth in Exhibit 5.1).*

      23.2   --         Consent of Ernst & Young LLP, Independent Auditors.

      23.3   --         Consent of KPMG Peat Marwick LLP, Independent Auditors.

      23.4   --         Consent of KPMG Peat Marwick LLP, Independent Auditors.

      24.1   --         Powers of Attorney (set forth on signature page).


------------------------


*Previously filed.


ITEM 17. UNDERTAKINGS.

    The undersigned Registrant hereby undertakes:

    (1) (i) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement;

        (ii) To include any prospectus required in Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

       (iii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

        (iv) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

    (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 20 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Dallas, State of Texas, on November 12, 1996.


                                PRONET INC.

                                By:             /s/ JAN E. GAULDING
                                     -----------------------------------------
                                                  Jan E. Gaulding
                                     SENIOR VICE PRESIDENT AND CHIEF FINANCIAL
                                                      OFFICER


    Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

                                Chairman, Chief Executive
    /s/ JACKIE R. KIMZEY*         Officer and Director
------------------------------    (Principal Executive       November 12, 1996
       Jackie R. Kimzey           Officer)

     /s/ DAVID J. VUCINA*
------------------------------  President, Chief Operating   November 12, 1996
       David J. Vucina            Officer and Director

                                Senior Vice President and
     /s/ JAN E. GAULDING          Chief Financial Officer
------------------------------    (Principal Financial and   November 12, 1996
       Jan E. Gaulding            Accounting Officer)

     /s/ THOMAS V. BRUNS*
------------------------------  Director                     November 12, 1996
       Thomas V. Bruns

     /s/ HARVEY B. CASH*
------------------------------  Director                     November 12, 1996
        Harvey B. Cash

   /s/ EDWARD E. JUNGERMAN*
------------------------------  Director                     November 12, 1996
     Edward E. Jungerman

      /s/ MARK C. MASUR*
------------------------------  Director                     November 12, 1996
        Mark C. Masur




*By:     /s/ JAN E. GAULDING
      -------------------------
           Jan E. Gaulding
          ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


EXHIBIT
NUMBER            DESCRIPTION OF EXHIBITS
------            --------------------------------------------------------------------------
  4.1    --       Indenture, dated as of June 15, 1995, between the Registrant and First
                    Interstate Bank of Texas, N.A., as Trustee (filed as an exhibit to the
                    Registrant's Current Report on Form 8-K, dated July 5, 1995, and incorporated herein by reference).

  4.2    --       Registration Rights Agreement, dated as of June 15, 1995, between the
                    Registrant, Lehman Brothers, Inc., Alex. Brown & Sons Incorporated and
                    Paine Webber Incorporated (filed as an exhibit to the Registrant's
                    Registration Statement on Form S-4 (File No. 33-60925) filed July 7,
                    1995, and incorporated herein by reference).

  4.3    --       Rights Agreement, dated as of April 5, 1995, between the Registrant and
                    Chemical Shareholder Services Group, Inc., as Rights Agent, specifying the terms of the rights to purchase the Registrant's Series A Junior
                    Participating Preferred Stock, and the exhibits thereto (filed as an exhibit to the Registrant's Registration Statement on Form 8-A dated
                    April 7, 1995, and incorporated herein by reference).

  5.1*   --       Opinion of Vinson & Elkins L.L.P.

 23.1*   --       Consent of Vinson & Elkins L.L.P. (set forth in Exhibit 5.1).

 23.2    --       Consent of Ernst & Young LLP, Independent Auditors.

 23.3    --       Consent of KPMG Peat Marwick LLP, Independent Auditors.

 23.4    --       Consent of KPMG Peat Marwick LLP, Independent Auditors.

 24.1    --       Powers of Attorney (set forth on signature page).


------------------------


*Previously filed.